UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number 001-42259

JBDI HOLDINGS LIMITED

(Exact name of registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

34 Gul Crescent

Singapore 629538

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Entry into a Material Definitive Agreement

Share Purchase Agreement

On October 12, 2026, JBDI Holdings Limited (the “Company”) entered into a share purchase agreement (the “SPA”) with the sellers listed in Annex I thereto (each a “Seller”, collectively the “Sellers”), and Glorian Capital Ltd, a company incorporated under the laws of the British Virgin Islands (the “Target Company”), pursuant to which the Company agreed to acquire 100% of the issued shares of the Target Company (50,000 shares of $1.00 par value each) for an aggregate consideration of $900,000,000, to be satisfied solely by the issuance by the Company to the Sellers of convertible promissory notes in the same aggregate principal amount (the “Notes”), allocated among the Sellers in proportion to their respective shareholdings in the Target Company.

The Target Company, through its wholly-owned operating subsidiary Flicknmix Ltd, a London-based technology company, develops and operates ZYMIX, an AI-native social networking and digital lifestyle platform. ZYMIX integrates real-time messaging, group and community interactions, content, event-related social features and local-service discovery within a unified user experience. Artificial intelligence is a core component of ZYMIX’s product and technology strategy, including its persistent AI assistant and the planned integration of AI across communication, content discovery and social interaction.

The proposed acquisition would expand the Company’s business into AI-native social networking and digital lifestyle services alongside its existing container reconditioning and recycling operations. Management believes that ZYMIX’s integrated communication, community, content, event-related social and local-service discovery features, together with its persistent AI assistant and planned broader AI integration, could create opportunities to deepen user engagement and support long-term business growth. The realization of these opportunities will depend on product performance, successful implementation of planned features, user adoption and retention, a sustainable revenue model and commercialization, and sufficient funding. There can be no assurance that the acquisition will generate the anticipated benefits or that the ZYMIX platform will develop as anticipated.

The Notes will be senior unsecured perpetual zero-coupon convertible promissory notes, to be issued to the Sellers under a note purchase agreement (the “NPA”). The NPA will be executed, and the Notes issued, at the closing of the acquisition. The Notes will have no fixed maturity date and shall remain outstanding unless and until converted, redeemed, repurchased or cancelled. The Notes bear no interest. The Notes rank pari passu with the Company’s other unsecured, unsubordinated obligations.

Each holder of the Notes (the “Note Holders”) may convert any portion of outstanding principal into fully paid and non-assessable ordinary shares of the Company (the “Conversion Shares”) at a fixed conversion price of $1.00 per ordinary share, subject to adjustment for share dividends, share splits, share combinations and reclassifications. If the Company’s proposed dual-class share structure, which will be submitted to shareholders at the extraordinary general meeting to be held on October 22, 2026 as described in the Company’s report on Form 6-K furnished on September 29, 2026 (and which report on Form 6-K is not incorporated by reference herein), becomes effective before conversion, the Notes convert into Class A ordinary shares. Conversion is limited by voting-power caps: no Note Holder (with its affiliates and Section 13(d) group members) may exceed certain thresholds of aggregate voting power of the Company immediately after conversion, and the Note Holders in aggregate may not exceed 40% of aggregate voting power of the Company, in each case measured by votes across all share classes. The issuance of the Notes and the Conversion Shares is subject to applicable Nasdaq Rule 5635 requirements, unless the requisite shareholder approval is obtained or the Company validly relies on home country practice under Nasdaq Rule 5615(a)(3).

Upon a fundamental change (delisting, change of control, or liquidation), Note Holders may require redemption at 101% of outstanding principal. The Notes are transferable only with the Company’s consent, except to affiliates subject to conditions. The Notes and the Conversion Shares are being offered and issued in reliance on Regulation S under the Securities Act of 1933, as amended (the “Securities Act”), have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

Subject to applicable Nasdaq rules and certain conditions set out in the SPA, for three years after closing Prospera Global Holdings Ltd, one of the Sellers, may nominate one director (not independent; not on the audit committee), terminating earlier upon any transfer of Notes by it to a person other than one of its affiliates or a change of control of the Company.

The closing, and the execution of the NPA and issuance of the Notes, are subject to customary conditions, including submission of a Nasdaq Listing of Additional Shares notification under Rule 5250(e)(2) without Nasdaq objection. The Company expects closing on or about October 30, 2026, and the Company or the Sellers may terminate the SPA if closing has not occurred by December 31, 2026.

There can be no assurance that the acquisition will close on the anticipated timetable or at all.

Acquisition Related Risks

The continued operation and development of ZYMIX, including the planned broader integration of AI, and its commercial performance will depend on, among other things, product performance, user acquisition and retention, the development of a sustainable revenue model, access to funding and technical personnel, and compliance with applicable privacy, data protection, online safety and other regulatory requirements. The acquisition would expand the Company into a business different from its existing container reconditioning and recycling operations and would expose the Company to additional integration, technology, cybersecurity, competition and execution risks. There can be no assurance that the Target Company will achieve commercial scale or that the acquisition will generate revenue growth, profitability, positive cash flow or the anticipated benefits for the Company.

Although the acquisition consideration is payable in Notes rather than cash, the transaction does not itself provide operating cash to the Target Company. Further funding may be required to develop and commercialize ZYMIX. Conversion of the Notes could result in substantial dilution of existing shareholders’ economic interests. The voting-power caps do not impose equivalent percentage limits on economic ownership, particularly if the proposed dual-class share structure becomes effective. The Notes also create potential redemption obligations, including redemption at 101% of outstanding principal upon a qualifying fundamental change, which could materially affect the Company’s liquidity. The $900,000,000 consideration should not be interpreted as a forecast of revenue, earnings or cash flows, or as an assurance of the value that the Company will realize from the acquisition.

Forward-Looking Statements

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding the expected timing and completion of the acquisition, the operation, development and commercialization of ZYMIX, its planned broader AI integration and commercial performance, financing needs and the anticipated benefits of the acquisition. These statements are based on the Company’s current expectations and are subject to risks and uncertainties, including the satisfaction of the conditions to closing under the SPA (including the applicable Nasdaq notification and other requirements), the execution of the Note Purchase Agreement and the issuance of the Notes, and the commercialization, funding, integration, technology, regulatory, dilution and redemption risks described above, which could cause actual results to differ materially from those expressed or implied in such statements. Further information on risks relating to the Company is contained in Item 3.D, “Risk Factors”, of the Company’s annual report on Form 20-F for the fiscal year ended May 31, 2026, filed with the SEC on September 2, 2026. Forward-looking statements speak only as of the date of this report and are not guarantees of future performance. The Company undertakes no obligation to update any forward-looking statement, except as required by law.

The foregoing description of the SPA, the NPA and the Notes does not purport to be complete and is qualified in its entirety by reference to the SPA, a copy of which is furnished as Exhibit 10.1 to this report on Form 6-K, and is incorporated herein by reference.

Exhibit No.	Description
10.1*	Share Purchase Agreement, dated October 12, 2026, by and among the Company, the Sellers listed in Annex I thereto, and Glorian Capital Ltd

* Certain schedules and portions of this exhibit have been omitted pursuant to Item 601(a)(5) and Item 601(b)(10)(iv) of Regulation S-K, as applicable. The Company agrees to furnish supplementally a copy of any omitted schedule to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 13, 2026	JBDI HOLDINGS LIMITED

	By:	/s/ Lim Chwee Poh
Lim Chwee Poh
Chair of the Board, Executive Director and Principal Executive Officer